FILED BY AMERICA WEST HOLDINGS CORPORATION
PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
AND DEEMED FILED PURSUANT TO RULE 14a-12
UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: AMERICA WEST HOLDINGS CORPORATION
COMMISSION FILE NO. 1-12649

AMERICA WEST HOLDINGS

Moderator: Elise Eberwein
May 20, 2005
7:30 a.m. CT

Operator: Good day everyone and welcome to this American West Holding Corporation’s conference call. Today’s call is being recorded.

At this time for opening remarks and introductions, I would like to turn the call over to Miss Elise Eberwein, Vice President of Corporate Communications. Please go ahead, Miss Eberwein.

Elise Eberwein: Thank you. Good morning everybody. Just a quick statement on our forward-looking statements we may make on the call today, as you know today’s call may contain forward-looking statements. These statements will include words like will, may, expect, believe and other similar words and include all statements other than statements of historic fact about the existing benefits of the combination and business prospects of yesterday’s announcement. Additional information about the numerous risks and uncertainties that could cause the actual results to differ materially from those projected by such forward-looking statements can be found in our press release which was also issued yesterday afternoon and which I’m incorporating here by reference and other filings that have American West and US Airways have made with the SEC.

A web cast of this call will also be available on American West’s web site and that will be archived on the web site as well for about a month.

Also please note that the information we’re talking about this morning is as of May 19, 2005 and American West undertakes no obligation to update such information subsequently.

At this point I’ll turn it over to American West’s CEO, Doug Parker.

Doug Parker: Thanks Elise and good morning everybody. We have a – we sent out a press release last night. I know you all have seen it. There’s been – we had a media call yesterday which I think a number of you listened in on and so I won’t spend a lot of time going through a lot of details of this. What I will focus on is some of the financial components of the transaction and then open it up to questions so we can address any questions you may have.

Along the ((inaudible)) we did announce yesterday a merger agreement with US Airways which we are very excited about. In regard to the financials, we’re particularly excited about the amount of interest we’ve had in financing this transaction and that clearly as we started was one of our major concerns that we needed to address and one of the criteria of American West in order to announce this we wanted to be highly confident that we had sufficient liquidity to weather any sort of down turn to get us with enough liquidity to get to the synergies through the transition period, through a difficult period in our industry.

We have accomplished that indeed ((inaudible)) even exceeded earned expectations and based upon initial indications we’ve announced this already, I think we’ll – you know it looks as though we’ll do even better than what we’ve announced so far in terms of financing so to get to what I mean about that, we structured this in a way that we plan to close the transaction with about $2 billion in total cash at the merged airlines which is I mean as you all know a level of cash which would be well above most of our competitors in terms of on a relative size basis enough cash we think to weather any sort of sustained down turn, enough cash to get us through transition costs to the synergies.

We’ve done that through a couple of – through a number of different methods, the two biggest ones being raising outside equity and working with potential partners and suppliers who are anxious to do business with the merged companies and I’ll talk a little bit about that.

First on the equity side, we have $350 million of committed new equity to the transaction. That comes in the following components; $125 million from East Shore Holdings who is – which is connected with Air Wisconsin. That transaction was done before American West got involved. This is the – the Air Wisconsin transaction I know you’re all familiar with but that $125 million investment converts to equity.

On top – next, par investments who I know a number of you are familiar with ((inaudible)) (Ed Shapiro), other long time airline investors have agreed to commit $100 million to this transaction and (Vencil) Investment Partners, a Virginia based investment firm, another $50 million and then (Ace) Aviation who is the holding company that owns Air Canada, $75 million so 350 million of committed equity and as I say, we are in talks now with a number of other parties about potentially adding to that amount and we’ll decide if indeed we want to do that. Right now it looks as though we may have enough cash that we may not want to do that but none the less, there certainly appears to be opportunities to raise that amount if we care to.

On top of that, we have got about $675 million of additional cash financing which is coming in through partners and suppliers as I mentioned that are interested in having long term relationships with the merged companies. We have – the biggest of those include about $300 million in signing bonuses and a loan from prospective affinity credit card providers. Those negations continue but we have a proposal on the table that are in that range, actually in excess of that range, another $250 million from Air Bus in the form of a loan. The companies have agreed to take the international flying converted A3-30 flying and then over time convert that to A3-50s in 2011 and 2013. In exchange for all that, Air Bus is loaning the merged companies $250 million. Now clearly these people who not have been willing to do this unless they thought we had a business model that would be able to pay them back and give them returns on their equity investment that the basis for that is the synergies.

Obviously all these investors and suppliers that have asked us a lot more information than we have been able to disclose to others and based upon their analysis have come to the same conclusion we have which is that there is a significant amount of value putting the two companies together. We believe conservatively that we can – the two companies will have $600 million of annual operating synergies which are laid out in the release. One hundred and fifty to 200 million of that is related to route restructuring synergies. That is simply the – what falls out from our ability to get their network the right size.

The fact that US Airways is in bankruptcy is a large asset in regard to this firm merger. It allows us to get the two networks right size. We plan to return some approximately 60 airplanes for more than two fleets are today. As you do that, again, the – you get about $200 million of improved profitability and actually another 150 to $200 million of revenue synergies that are achieved by taking two largely regional airlines and creating one nationwide airline with improved connectivity and better asset utilization and Scott can talk more about that if you’d like and then lastly about 250 to $300 million of cost savings primarily driven by reductions in administrative overhead and consolidating the two airlines’ information technology systems.

So that is the trend – the financial components of the transaction. The last thing I’ll talk about is the equity allocation because there seems to be some confusion on this but our – the 350 million in private equity I just – that I just talked about is coming in on a pre-money valuation of $500 million so to alternatively state it, you take $500 million of pre-money, add the 350 of new equity and the combined valuation that these investors are buying in at is an $850 million valuations so the (pars), the (peninsulas), the (aces), et cetera.

Their money is coming in on a (rat hole) basis as if assuming the company is worth $850 million. Now clearly they wouldn’t invest in it if they thought it was going to stay at 850 and they believe there’s upside from there. What that means for American West shareholders is on the exact same valuation basis; our 45 percent of the company at $850 million is a 45 percent of 850 million is $385 million, a $385 million valuation for American West, including all options it would result for our b shareholders an implied value of $6.12 per share so that’s what this means for our b shareholders right now that if – again to the extent that the outside money which coming in is valued as it is, the American West b shareholders value is $6.12 so again hopefully that makes sense. If it doesn’t then obviously address it through questions.

So anyway that’s all I have. I just wanted to clarify a lot of the financial details and at this point operator we will open it up for questions.

Operator: Thank you. If you would like to ask a question today, please press the star key followed by the digit one on your touch-tone phone. If you are using a speakerphone please be sure to turn off your mute function or pick up your handset in order for your signal to reach our equipment. Once again if you would like to ask a question today, please press the star key followed by the digit one. We’ll pause a moment to assemble our question roster.

(We’ll now) go to Ferase Rammo with Credit Suisse First Boston.

Ferase Rammo: Good morning.

Doug Parker: Good morning.

Ferase Rammo: Can you give us some guidance as to what aircraft types will be primarily abandoned? I mean one reading of what I’ve read so far is potentially all non-Air Bus planes be abandoned like all (Boeings) and such?

Doug Parker: No, it’s about ((inaudible)) first of all I’m sorry. We probably should have introduced ((inaudible)) with me today are our Chief Financial Officer, Derek Kerr; VP of Sales and Marketing, Scott Kirby; ((inaudible)) our COO Jeff McClelland’s here. Also joining us is (David Castlevetter) from US Airways who stayed over ((inaudible)) so I’m sorry. Anyway Scott can you ((inaudible)) please.

Scott Kirby: Yes. It’s roughly 40 737 and 20 Air Bus A319s and A320s so it’s a mix of both the smaller gauge and aero body fleets.

Ferase Rammo: OK. Thank you.

Operator: We’ll go next to Ray Neidl with Caylon Securities.

Ray Neidl: Yes Doug, just a couple of very quick clarifications of what you said, two being in cash. Is that your estimate as of when the merger will be consummated this fall or right now?

Doug Parker: No, when it’s consummated, certainly not right now.

Ray Neidl: OK.

Doug Parker: It would need to – it would need 350 million of equity. Actually that estimate assumes 500 million of equity which again the 350 that’s committed plus $150 million rights offering and all the supplier cash that we talked about.

Ray Neidl: OK. Great. And then include your estimates for cash burn for both companies through the summer into the fall.

Doug Parker: Absolutely.

Ray Neidl: OK. Great. I know that you talked about this on the media call last night but I’ve been getting a lot of questions so I just want to clarify it once and for all. US Airways stock holders will be wiped out. The 14 percent is going straight into the creditors. Is that correct?

Doug Parker: That’s my understanding. I probably shouldn’t talk for US Airways stock holders and creditors but certainly when you look at the valuation here, the 14 percent equates to $115 million and that is much less than the – than what’s owed to the unsecured creditors which is something in the order of 2.8 billion.

Ray Neidl: Right. OK. Good.

Doug Parker: ... equity.

Ray Neidl: OK. And do you have an estimate of the number of shares that the new company will have once the merger’s consummated?

Doug Parker: The actual number of shares?

Ray Neidl: Yes.

Doug Parker: No, I mean that depends of course on where we want to set the strike price of the stock so I don’t know Ray. I mean I think we talked now about having you know an initial stock price of

$15 a share because it seems to be a nice number people would like so you could take 850 and divide it by 15 as an estimate but that – we haven’t gotten to that level of detail yet.

Ray Neidl: OK. And the Air Bus situation with the A350s, is this loan secured?

Doug Parker: Excuse me?

Ray Neidl: Is the Air Bus loan secured?

Doug Parker: There is some security but certainly not enough to support $250 million.

Ray Neidl: OK. Air Canada’s (ace) is investing in the company. I guess they expect to get some maintenance contracts. Is there anything on this for Air Canada? Is Air Canada going to become part of the system coach here special relationship between the combined company and Air Canada?

Doug Parker: Yes I mean Air Canada ((inaudible)) you should obviously talk directly to Air Canada about this but Air Canada is not in the business of investing money in airlines for the mistake of trying to get a return on their investment. They’re doing this because they believe like we do that there’s a strategic partnership here that makes sense for both companies.

I think ((inaudible)) feel very good about their equity investment but again the primary reason they’re doing this is because they think they can improve the operating earnings of Air Canada and we believe their investment will help improve the operating earnings of the combined entity which is what we’re excited about and why we wanted to have and we worked so hard to come to some agreement with Air Canada which we’re happy to be able to do.

The way the synergies work is for the most part would be most of the value comes in getting a kosher relationship in place that obviously is – requires DOT approval but it’s something we think we can get done over time ((inaudible)) haven’t gotten done despite the fact they’re both in the starter lines and have been for a number of years but something we think with this partnership will be – will give the companies incentive to go to get done sooner. On top of that, some ground handling being done by the new merged company would handle Air Canada throughout the United States. Also Air Canada you probably know Ray is interested – is working very hard for build up their maintenance operation and we would work with them to do our best to send some outsourced maintenance and some third part maintenance to Air Canada to the extent that they can meet the terms and conditions we’re getting from other outside providers so it is a partnership that will work very well and that’s the basis for investment on Air Canada’s part but again, you should talk to them. They’ll tell you the same thing but it’s a better question for them.

Ray Neidl: OK. And it looks like this might be better for US Airways. It looks like Republic Air and (Ruxure) Capital are not part of the investment team.

Doug Parker: They aren’t part of the investment team right now.

Ray Neidl: OK. And finally my last question, it’s been reported in some news media that you’re going to be going into the ATSB looking for a discount on the loan. Is that correct and what do you think your chances of getting that are?

Doug Parker: That’s absolutely incorrect.

Ray Neidl: OK.

Doug Parker: Where did you see that?

Ray Neidl: In one of the wire services that came out today I saw it.

Doug Parker: Yes. Anyway, I can even clarify. Yesterday on the media call someone asked are you planning on paying – do you need to pay off the billion dollars ((inaudible)) and I took that to mean immediately. Of course the answer to that is no but absolutely. I mean the whole point of this is to improve the company’s ability to pay off the ATSB loan and the whole point anyway of working with the ATSB is which I – which I think they concur with that the two companies together with all this investment coming in and with the synergies being created are dramatically stronger than the two airlines individually and as a result, the ATSB credit is dramatically enhanced so we still have to work that out with the ATSB but I’m highly confident as we do we’ll be able to work it out and our plans are absolutely to repay the loan in its entirety.

Ray Neidl: Great. Thanks for clarifying that and good luck.

Doug Parker: Sure. Thank you, Ray.

Operator: We’ll go next to David Strine with Bear Sterns.

David Strine: ... so early Arizona time.

Doug Parker: Hey David.

David Strine: Yes, a couple of questions; first, with respect to the 58 airplanes when will they be taken out and from where?

Scott Kirby: This is Scott. They start – some of them actually started coming out this summer. We – in the field we’ve got mostly with GE. Some of their ((inaudible)) actually go away even before the merger closes regardless of whether the merger closes or not on both sides, both US Airways and American West and it takes – the majority of them are out by the end of this year. There are a few that come out later in the year next year but most of them come out by the end of this year or early next year.

David Strine: And will they all be taken out from east coast, north south line or ...

Doug Parker: No, for where they’re coming out, they’re coming out from throughout both systems. Some of the capacity reduction is in the American West systems. Some in the Airways.

David Strine: What’s the breakdown?

Doug Parker: I don’t know the exact breakdown because it depends on the point in time you look at because American West is still taking delivery of new aircraft but I can give you some flavor for where it’s coming out. The largest reduction is in the east west entities. Airways will be – the Airways route system will be reduced by about half from where it was last summer by the time we finish in total flying from the east coast to the west coast.

That’s one of the unique synergies because of our hubs in the west. There will be that reduction. American West will get out of the (trans cons) market, JFK, LA, Boston, LA entirely as part of this, another area of reduction. Those are the largest areas of reduction. The balance of the reduction is sort of spread (routedly) across our systems with reduced frequencies in markets across the system.

David Strine: OK. That’s helpful. And second question is you know in trying to look at what the potential return on invested capital is from the combined entity, I’m sort of struggling a bit with my analysis and it seems like I’m struggling to get it to be really positive unless I assume a really good portion of the debt subject to compromise at US Air is eliminated perhaps more than what was eliminated when they first came out of chapter 11 as a percentage of the existing debt.

When you guys are looking at these synergies of 600 million, number one, what sort of (casum) are you targeting and what sort of return on invested capital are you targeting and as a corollary to that, how much debt do you think is going to be eliminated from the combined entity at the end of the day from the chapter 11 process at US Air? So, that’s four questions in one. Sure.

Male: And we may need them again. What do you want to know again, David?

David Strine: All right. I’ll break it down. Number one, let’s just talk chasm. With these (six) synergies, where do you think the combined entity chasm is going to be?

Male: I think combined entity chasm comes in right around, excluding fuel, right around seven cents.

David Strine: Seven cents.

Male: On a short-stage length.

Male: Yes, a much shorter stage length than America West. But again, to think about the chasm, what US Airways has done is gotten its labor chasm down to America West levels. Not yet. You can’t see it yet, but the contracts are virtually identical, actually a little more productive that America West Airways contracts.

So, as all that gets implemented, you’ll see labor cost (grades) at US Airways on a stage-length adjusted basis be equal to America West, which is a phenomenal statement. Then, you know, our job will be to go make sure the (anomaly) unit labor costs get down there where actually, in our assumptions, haven’t even assumed that we do anything in that regard.

It’s just the synergies that get you there. But what you end up with is a cost structure putting a combined entity on a stage-length adjusted basis that looks extremely similar to the America West cost structure.

David Strine: So you’re saying seven cents all in chasm, including fuel?

Male: I said ex-fuel.

David Strine: Oh, ex-fuel. OK.

Male: Yes. No, that...

David Strine: I almost fell out of my chair.

Male: Yes, sorry. But again, on a very short stage length, it’s higher than we are today, but that’s because of stage.

David Strine: OK. And what stage length — you’re assuming the AWA stage length?

Male: No.

Male: No. The stage length of the entities combined, which...

Male: It’s roughly — this isn’t exact. I don’t have the exact number, but it’s roughly 780 times two divided...

David Strine: OK.

Male: Plus 1,100. Our combined systems, if you put the two together, it doesn’t change materially.

David Strine: OK. And then the second part of the question was in looking at what your targeted return on invested capital is through this transaction, A, what is it, and B, what is your assumption for the reduction of debt that is subject to compromise at US Airways through the Chapter 11 process?

How much of that debt in the combined entity is going to be eliminated?

Male: Again, I don’t — I’m not sure I can go exactly from what they’re going to be eliminating. I can tell you what we think’s going to be there when we’re done, which is something on the order — I mean, long-term debt as the companies merge will be somewhere, you know, balance sheet debt of something around, you know, $2 and a half to $3 billion.

David Strine: For the combined.

Male: Right.

David Strine: OK. Thanks a lot, guys. Appreciate it.

Male: Sure.

Operator: We go next to Jamie Baker with JP Morgan.

Jamie Baker: Hey, good morning, everybody. Doug, what collateral is it that’s partially securing the airbus loan, in response to an earlier question.

Doug Parker: It’s a second lien on some - on a facility we already have in place here at America West. It’s a junior (link).

Jamie Baker: OK. Question, I suppose, for either you or Scott. You know, if we knock the (Mesa RJs) out that are already planning to exit Airways, replace those with the incoming Air Wisconsin jets, then the number you envision is pretty much close to what’s operating today.

You’ve got 6170s in back order. Do those go away or is somebody else getting squeezed out to make way for these aircraft?

Scott Kirby: The summary of (RJs) is that we have — we had 160 50-seaters at the start of the year. We finish all this, we have 143, happy to walk you through how we get there. We had - America West has 38 (CRJ 900s) at this point in time. We’ve only made commitments to those 38.

At Airways, there’s an additional three (Embrare) 170s that aren’t in the system yet today that will be coming. And we have options for some financing in those additional aircraft, but no commitment yet in place to take those aircraft.

And we’ll continue to evaluate that as we finish the process, but we have some flexibility as to whether or not we go up to the 60 aircraft on the 70-seat side of the equation.

Jamie Baker: OK. That helps. And finally a question on labor. US Air has as many pilots on furlough now as you have pilots, around 1,900 or so. I’m sitting with the ALPA Integration handbook in front of me, but it’s just not clear how furloughs get treated in this process.

How many America West pilots get blown out? Any color on this?

Doug Parker: Well, this — no one can answer that question for you, Jamie, because it’s going to be up to ALPA how they do it and how the integration works. What I can tell you is how we think it should work, and we communicated this to our employees yesterday.

Bruce Lakefield and I signed a letter that went to all of our employees that says, I’ll just read to you if you don’t mind. Let’s see, let me find the relevant pieces.

You know, this is our message to our unions, which again, is, you know — they have to decide exactly how to do this, but hopefully they’ll take our guidance.

And both management teams have the following view, which is, “Seniority integration process will be handled by (your) reps. We have every expectation our unions will honor certain, obviously, fair and equitable protocol as they implement their merger policies. Specifically we would expect that no employee who had already been furloughed prior to the merger will be permitted to bump an active employee out of a job.

Likewise, we expect our unions will recognize a solution that simply (staples) all employees of one airline to the bottom of the other seniority list as unacceptable and unconscionable. To that end, because of seniority differences in some groups, (straight) seniority integration could have an effect similar to that as (stapling) employees to the bottom of the seniority list, an outcome that is inconsistent with the fair and equitable protocol.

Therefore, some type of proportional integration would seem reasonable. Given our experience working with (your) union reps, we do not anticipate they would advocate an integrated seniority list that violates the basic tenets of fairness and equity, and we encourage them to help ease any uncertainty among their members as soon as possible by confirming their intention to work towards seniority and integration upon these basic principles.”

So, anyway, that’s our encouragement to them to go work, to make this as fair and equitable as possible. I mean, clearly if people want to be unfair, the America West employees will argue, “Gee, we’re not in bankruptcy. You are so you should be (stapled). We think that’s not fair.”

The US Airways employees could argue, “All that matters is seniority. It doesn’t matter if I’m furloughed or not and if I have more seniority, that should go first. We don’t think that’s fair.”

What we think’s fair is to take the active number of employees — the number of employees on the active seniority list, to the extent there are twice as many employees at US Airways as there are America West. You slot in an America West employee in every third slot so that someone who’s captain today remains a captain. Someone who’s about to be made captain is still about to be made captain.

Again, we have limited influence over that process. It will be an alpha to alpha process.

Jamie Baker: Yes.

Doug Parker: And that will be negotiated. But again, we’ve gone about this in a way that we think is — in all manners, that is as fair and equitable to everyone as we possibly can. We expect our unions will be as well.

Jamie Baker: Well, it certainly answers the furlough bump question. Finally, any target on your, you know, lease-adjusted, you know, debt-to-cap ratio?

Doug Parker: Yes, I mean, the debt that I gave David was clearly balance sheet debt. Net debt, you know, numbers we’re looking at is something around when you actually capitalize the operating leases, as you should, something around $6 billion in net debt 2006.

Total capitalization is something around $6.7 billion. So something, you know, just under 90 percent to start.

Jamie Baker: Yes.

Doug Parker: Which, again, is not by kind of industrial standards, not the greatest looking balance sheet in the world, but in terms of network airlines, certainly ones with profitability like this we feel really good about that. It’s much better than (either) airline is today.

And then as the synergies kick in, you see that number just continue to fall as we pay down the debt quickly, you know, on our own numbers. That number falls into the 70s rather quickly. So, we have done this in a way that is clearly focused on not just generating cash but reducing debt as well.

We feel really good about the way the balance sheet is going to look as we come out.

Jamie Baker: OK. Well, thanks for taking my questions, and I hope you get some rest this weekend.

Doug Parker: Thanks.

Operator: We go next to Helane Becker with Benchmark Capital.

Helane Becker: Thanks very much, operator. Hi, Doug.

Doug Parker: Hey, Helane.

Helane Becker: Two questions. I think one is with respect to (Texas Pacific) group, there are still going to be — now, how does it work out for them because they’re one of your largest shareholders currently, but you didn’t mention them as part of the investment in the new company.

Doug Parker: Yes. Well, they’re one of our — they’re actually not one of our largest shareholders in terms of economics. They have 50 to one voting rights, so they’re one of our largest voting shareholders.

As part of this agreement, (TPG) would agree to convert their 50 to one voting right A shares into B shares. So, they would — in support of this transaction would convert to B shares and have a much smaller stake.

Helane Becker: OK. And then my other question is, as part of the ATSV negotiations to restructure the loan will I guess the warrants that they have no your – for your company will be restructured as well? I mean do we – how do we value those warrants now?

Doug Parker: I’d value them like you have the stock. I mean, again, we still need to talk to ATSV, if that’s something they want to talk about we would be willing to talk to them about it, of course.

But I think, you know, my assumptions will remain in place because they have value to the ATSV and they want – they want to see them remain in place. Again, I don’t want to – I’m not trying to negotiate by any means but I think – I know the ATSV value of those warrants and, therefore, they will remain in place. Just like, you know – so just like the stock will be exchanged for the merged company’s stock, the warrants will, therefore, be valued accordingly.

Helane Becker: OK and then just one last labor-related question. I think the papers have been reporting that you’re going to operate the two companies separately. But you’re – I mean could you just tell how that will work? You’re operating them separately to keep the labor agreements in place and then over time will merge the networks?

Doug Parker: Yes, I’m happy to do that because, again, I think there was a little bit of confusion as well.

Again, this is a – this is a essentially kind of inside baseball thing about the airlines being run separately. From a consumer perspective we will – it will very quickly look like all one airline. The only reason this is worth noting is because, you know, for our employees it’s important to understand how quickly we’ll integrate the labor.

But so having said that, what the consumer will see – and it’s extremely important to us to get the synergy as quickly as possible and the only way you do that is getting the airlines integrated from a scheduling and pricing perspective as soon as you can and we will do that – as well as a management perspective.

Having said that, by FAA certification, for FAA certification reasons the two airlines have separate certificates today and it will take some time to move them onto a single certificate. So there’s an AWA certificate, there’s a US Airways certificate. They have different maintenance programs, for example, they have different flight training programs, for example. We need to migrate to one common certificate and we need to do that in concert with the regulators. That takes some time.

You know, this happened, incidentally – it happens every time an airline merger happens. We’re not doing anything different than anybody else does.

Helane Becker: Right, right. This one for some reason we seem to be talking about it more, I think – I think because we were trying to let our employees know how integration works for them.

But nonetheless, that’s all that’s going on here is inside the – inside the airline there will actually be two airline certificates and it will take some time to integrate those. But as far as the consumer sees and as far as the financials, by and large you’ll get 99 percent of those synergies very, very quickly by combining the airlines from a marketing and management perspective and we’ll get the – we’ll get the labor unions integrated over a longer period of time because it will take that long to get on to one certificate.

Helane Becker: OK. And then why did you think the US Airways name was the right name to take, just out of curiosity?

Doug Parker: Do you have a view?

Helane Becker: Sort of but I’d like to hear yours.

Doug Parker: I can tell. Now look, I mean this was – this was not without a lot of thought and research. And I mean from the America West perspective it’s not done without, you know, some remorse, I mean particularly for our employees. They’re proud of this airline, we’re still here. It’s, you know, a name we’re proud of.

Having said that, we did – we’ve done a good bit of market research. The research tells us, you know, what I think you would expect which is in terms of brand recognition amongst business consumers the US Airways brand is highly – is much more recognized. Amongst people on the East Coast it’s much higher recognition.

And then we didn’t do research in Europe and the Caribbean but, of course, it’s much more so there.

So – and furthermore, while there is – there has been some damage to the brand it’s not – it’s nothing that shows up in a material way at least in the research and not something that can’t be rehabilitated.

So, you know, we’re going to build a national airline here and the right – and US Airways much more indicates what we’re building than the regional name of America West as well.

So you put all that together and what you’re left with is we should go with the brand name that makes the most sense for the long-term. That is – that is absolutely US Airways. We understand that we’re going to need to do some work to help rehabilitate the brand but we don’t – we certainly had that problem here. In the summer of 2000 the America West name was not the best brand. But we ran a good airline and all of a sudden, you know, everyone’s wondering why we’re not using it.

The, you know, the best example I think of this is Continental who had a very difficult time with their brand in the early ‘90s and then they went and ran a good airline and now has a very strong brand.

So it’s not – the right thing to do is to use the brand that makes the most sense in the long term and then go produce, and that’s what we plan to do.

Helane Becker: OK, thank you very much.

Doug Parker: Thank you, Helane.

Operator: We go next to Ted Larkim with Orion Securities.

Ted Larkim: Yes, good morning, gentlemen. I just wanted to ask with respect to the five-year, $1.2 billion MRO outsourcing contract that you’ve got with Air Canada Technical Services, whether or not that contract is contingent upon approvals by the America West or U.S. MRO unions?

Jeff McClelland: Yes, this is Jeff McClelland talking. The 1.2 billion that you talk about is actually between the two companies today we have in excess of about $280 million a year that we outsource between us. And the contract that we have with Air Canada is that they will have access to that work, as Doug alluded to earlier, to the extent that they can both meet the same economics that we have today, have the capacity to do the work and be able to meet certain performance criteria.

So we are very excited about the potential there that that will help both America West and US Airways from our financial perspective as well as provide work to Air Canada. But it is not a guaranteed $1.2 billion over five years.

And from a labor perspective, since it’s work that’s already outsourced, no, there is no requirement to get any consideration from labor at this point.

Ted Larkim: OK, that’s great clarification. And one final question just on the MRO work, can you give us an idea of what scope of work that might be, the aircraft types and any engine work involved?

Jeff McClelland: Yes, it’s actually across the board. It’s both – it’s all of the following: component repairs, engine repairs, and aircraft heavy maintenance overhauls. And, of course, you can look through our fleet types and it’s really across the board of 737s, Airbus A-319s, A-320s; Boeing 757s and 767; and Airbus A-330s.

Ted Larkim: OK, outstanding. Thank you very much.

Doug Parker: Before you go to the next question, just to be clear one thing, nothing in this transaction, by the way, requires the approval of any – the amendment of any labor contracts. So the contracts all stay in place and there’s nothing here where we need to go negotiate with any contract labor organization to make this transaction take place as it’s laid out internally.

Operator: We go next to Gary Chase with Lehman Brothers.

Gary Chase: Good morning, guys.

Doug Parker: Good morning.

Gary Chase: Hey, guys, I apologize for walking you back through this but it’s such a critical point for valuation ...

Doug Parker: Sure.

Gary Chase: ... I just want to make sure that I understand. The – you said, if I was clear, Doug, that there would be two-and-a-half to three billion of on-balance-sheet debt. You then gave a number that was, I think, six billion in net debt. Should we take that – is that the on-balance-sheet debt, the value of the capitalized leases less the cash you expect to have in the transaction or was that...

Doug Parker: Correct.

Gary Chase: So inclusive of the cash we’re looking at more like a seven-and-a-half to eight, depending on what you end up, right?

Doug Parker: Yes, actually a little higher than that. I mean ...

Gary Chase: OK.

Doug Parker: ... said a number – yes.

Gary Chase: OK, thanks.

Doug Parker: Yes, eight’s a good number, ((inaudible)).

Gary Chase: Can – you know, obviously the synergy assumptions here are important on the revenue side by also important is the baseline that you’re assuming for – you know, I mean we all have our assumptions about America West but I’m curious if there’s any way to give us any color at all as to what the baseline revenue assumption is on US Airways as we move forward?

Doug Parker: Yes ...

Gary Chase: Is there any way to get our arms around that?

Doug Parker: Yes, I’ll let Scott do that, put a little bit of color. Before he does, which we think we’re being extremely conservative on our baseline revenue assumptions before we add in the synergies. And I think if you guys were as conservative as we were on the – on the assumptions for revenue you wouldn’t have any airline being around in a couple years.

So with that said I’ll let Scott give you more color.

Scott Kirby: Well, I would have or will introduce it with the same comment that we think it’s conservative and it appears that we will certainly outperform our initial years just from current performance. But we’ve assumed that industry capacity remains where it is today so that there’s no liquidation, no other airlines file bankruptcy and reduce capacity, that everyone is continuing to grow continues to grow at the same kind of rates that they are, that’s JetBlue, AirTran, Southwest and others.

What that leads to is a revenue environment for the industry that’s down 4.4 percent in 2005 over 2004, domestic (rasm). It certainly appears to me that the industry is going to do better than that now because there is less capacity than we started – we started building this plan.

We assume from an industry perspective that there’s an additional one-and-a-half percent decline in (rasm) in 2006 over 2005, and that that disproportionately affects the East Coast to the tune of effecting the East Coast (rasm) by about well 2.7 percent more than the rest of the system.

So you take those system assumptions and, as Doug said, you know, industry (rasm) down 4.4 percent this year over an already depressed 2004, another one-and-a-half percent next year, even higher – even more negative (rasm) assumptions on the East Coast. I think that those assumptions are – and fuel at $50 a barrel which is in our business plan – those are revenue and fuel assumptions that make it hard for any airline to create a business plan that works, which we have in this case thanks in part to a low-cost structure and all the synergies. But also would lead you to think that there’s some upside, meaning that there will be less capacity and that the revenue environment won’t quite do that bad.

Gary Chase: Is it fair to – I mean, agreed that it’s conservative at an industry level. US Airways is under performing those numbers now. Is it fair to say that you have US Airways down more than the industry in ’06 again off of whatever the ’05 base is? Is that what you’re – just to be crystal clear, is that what you’re saying with this?

Scott Kirby: We’ve assumed that Airways doesn’t start out – we haven’t made an assumption that Airways starts out performing the industry. Now that said, there is some improvement in Airways revenue from reducing 60 aircraft. You take the most marginal aircraft out that’s going to make your (rasm) go up. But absent that affect, there’s no improvement at Airways, vis-à-vis the industry, going forward.

Gary Chase: And when does it close the gap with the industry, at the end of this year?

Scott Kirby: When do we start tracking industry?

Gary Chase: Yes.

Scott Kirby: At the end of this year.

Gary Chase: End of this year, OK. Scott, how much actual capacity is out? I know, you know, on the fleet footprint it looks like 14 or 15 percent but there’s mention of aircraft utilization. I mean, should we think that it’s 14 to 15 percent of ASMs that come out?

Scott Kirby: It’s less than that because aircraft utilization is five to six percent higher.

Gary Chase: OK. And sorry, one last one for you, Scott, the 150 to 200 million that you’re saying is a function of network realignment, should we think of that as something that could have been done in the absence of this or at least a portion of it or is it that the merger creates the opportunity to sort of backfill or however you want to articulate it? You know, in other words, is this something that could have been done ...

Scott Kirby: Unique.

Gary Chase: ... independent?

Scott Kirby: Most of it I think is unique to the merger although not all of it. And let me help break down the components. First, a lot of this shrinking is in the America West network, which is clearly unique to the merger. We could move aircraft out of our system because we’re not in bankruptcy and weren’t planning to file bankruptcy any time soon. And because of that we couldn’t get rid of airplanes. So that is unique to the merger.

Secondly, we have reduced capacity in the east-west entities for Airways much more than they would have been comfortable reducing on a standalone basis because of our large West Coast presence and because of our hubs in Phoenix and Las Vegas we think that we – that the combined entity needs less non-stop service in those markets for reasons of presence because we compliment the Airways network.

So there’s a larger reduction in that entity which, for what it’s worth, was a significant loss-making entity for Airways in the recent history than otherwise that had been in place and all other reductions and capacity to America West wouldn’t have occurred.

Additionally, there’s value – we’re going to move 18 of our CRJ-900 aircraft, 18 of our 38 we’ll move from Phoenix and Las Vegas into the Airways East Coast system. That creates a lot of value. There’s many more routes on the East Coast that are more appropriate for that aircraft, creates a lot of value for this transaction to, you know, downgrade low load factor 737 lines of flying to CRJ-900s.

Gary Chase: OK.

Scott Kirby: So all those are unique.

Gary Chase: And I know I said I’d shut up but I liked, I have just one last one. Of the 150 to 200 million you’re saying will come from the, you know, the combination of the networks, is a lot of that America West access to the East? I mean is there any way to get our – you know, because US Air has a code share with United so they’ve had some benefit of Western presence previously. You know, what’s the base – what are the big buckets of the additional 200 in revenue synergy?

Scott Kirby: Yes, the buckets are that we believe that there will be more value just from carrying more – better connectivity across the two networks, you know. Assuming this combined entity is in the Star Alliance there’s more value of carrying United and other Star Alliance members’ traffic on the

America West network, particularly with our hubs in Phoenix and Las Vegas that’s valuable and particular to international carriers – but a fairly small number.

There’s increased aircraft utilization. America West has aircraft, for example, that sit on the East Coast until 1:00 in the afternoon. We can now more effectively deploy those aircraft so there’s increased aircraft utilization across both networks.

And there’s some value in here for what’s commonly called the S-curve affect. A city like Dallas where America West is, you know, number eight and US Airways is number seven, we only serve the West Coast, they only serve the East Coast. When we combine, you know, become the third largest carrier in Dallas with service to both the East and West Coast all of a sudden we can go in and make headway with corporate accounts. We certainly would never be able to compete with American still for the largest accounts, but for the smaller and mid-tier kind of accounts we will make some progress that is incremental to what we can do today.

So all in all, you know, we think that’s how we create the number. We also think there’s upside to this revenue number which we have not included in our model, from an improving capacity and competitive environment over the East Coast relative to our assumptions that we think are conservative.

Doug Parker: And I would just add to that, I mean, for everything Scott just said, which is the way this is analytically driven and we think is correct. What’s not in there is something that I believe actually will happen which is the US Airways system is clearly attack today because so many of our competitors – you know, so many of its competitors believe it’s on the brink of liquidation so they’re doing everything they can to try and expedite that. An airline with $2 billion of cash would not be under such attack and I think you’d see marked improvement in the US Airways revenues if indeed it had $2 billion of cash behind it.

So that’s not in the numbers but it gives me comfort that of everything Scott just said, which is analytically driven, that even if the analytics are off somewhat there’s probably even more upside here because of things like that.

Gary Chase: Appreciate the time, guys, thanks.

Doug Parker: Thanks.

Operator: We go next to Frank Bianco with McMahan Securities.

Frank Bianco: Hi, good morning. Can you speak to the treatment of the two converts, the two AWA converts?

Doug Parker: The two AWA converts, the one – the $86 million public one we did has a change of control provision which would allow the holders, if this is consummated, the ability, Derek, to do what? I’m sorry ...

Derek Kerr: Put it.

Doug Parker: ... to put it, yes.

Frank Bianco: So the put is triggered on that issue?

Doug Parker: Sorry?

Frank Bianco: So the put is triggered based on how this is structured?

Doug Parker: Yes, right.

Frank Bianco: You guys have done – I think you guys have done all your homework on that and the legal people have looked at it and so forth and so on?

Male: Yes.

Doug Parker: Right. And in that 613 number that I gave for our value of B shares, it was all that is actually put.

Male: OK. Puts and paid-in equity?

Doug Parker: Paid-in equity, exactly.

Frank Bianco: Just to clarify for me, what’s the coupon on that?

Male: Seven-and-a-quarter.

Frank Bianco: What’s the coupon on that charge?

Doug Parker: Seven-and-a-quarter?

Male: Seven-and-a-quarter.

Frank Bianco: ... and there’s also a second issue outstanding?

Male: Yes, that one does not have the change of control. It’s a seven-and-a-half and it’s assumed to be – actually in our models it’s assumed to be paid out and not converted – but paid out in 2009 when it’s due.

Doug Parker: Yes, by its terms – stays in place.

Frank Bianco: OK, thank you.

Operator: We go next to Susan Donofrio with Fulcrum Global Partners.

Susan Donofrio: Yes, hi, Doug. Most of my questions have been answered, just one quick one. Have you talked to United at all with respect to any potential code share with this newly formed entity?

Doug Parker: Well, we had one conversation which, you know, very brief conversation with United about a week ago. But we certainly have not come to agreement yet with United that indeed - how indeed this new merged airline would work with the Star Alliance, and with United. Which is something we would need to do. But anyway, our view is as follows: the Star Alliance clearly gets benefit today from US Airways being in the network.

Susan Donofrio: Right.

Male: And America West Airlines, you know, should just add to that. Certainly wouldn’t detract from that. And for many of the international partners actually adds a lot of value, because of — because of our Las Vegas presence. So, all of our analysis suggests that we would simply be added to the process.

The alternative would be to say well, this merged airline, for some reason Star Alliance partners would say, oh we no longer care to have you in Star. I think that would obviously be extremely detrimental to them, because they would lose all the value of the US Airways presence. So, while I certainly can’t — because we haven’t had all the — all the right conversations, it’s hard to imagine the scenario whereby somebody says they wouldn’t want this merged airline in the Star Alliance.

If indeed they came to that conclusion, we’re quite certain there would be other alliances that would quickly want to talk to the merged airline.

Susan Donofrio: Got it. And then just so I understand, you guys in the next couple years will have kind of separate operating certificates as you kind of work behind the scenes. But from a customer perspective, we should pretty soon just kind of see one airline? Is that ...

Male: That’s correct.

Susan Donofrio: OK, great. OK. Good. Thanks so much.

Male: Thanks (Susan).

Operator: We go next to Larry Taylor with Credit Suisse First Boston.

Larry Taylor: Good morning. A number of questions have been answered. But I wonder if you could expand a little bit on transcon. It sounds like the emphasis is going to be more on connecting traffic than on direct traffic? And is that the case, and how does it affect your ability to attract business travel through the US Airways network in the east?

Male: Yeah. We’re going — we’re going to pull out of the so-called transcon markets, which are JFK — the point-to-point transcon markets. And we’re going to continue to serve all of the hub transcon markets, so Philly, L.A.; Philly, San Francisco; Philly, Seattle, et cetera. There will be less frequency in some of those markets, but we will continue to serve all of those.

Our emphasis is to size the coast-to-coast markets principally for local traffic. So, to maintain enough service from Charlotte, Pittsburgh, and Philadelphia to accommodate the local traffic in those markets that’s in the Airways’ frequent flyer program, and it has a strong affinity and loyalty to Airways today. And not have capacity in the system to carry a lot of the very low priced connecting transcon traffic that Airways is carrying today, that America West is carrying - that all airlines are carrying today. A fiercely price competitive market. So, we are going to size the system to focus on local traffic instead of connecting traffic from the east coast to the west coast.

Larry Taylor: OK. That’s helpful. And then it sounds like, you know, a ten-ish percent reduction in the combined capacity of the two airlines. How quickly do you see yourselves starting to grow again?

Male: I don’t know if we can answer that right now. Certainly our plan is as follows: to get the airline right-sized for today’s environment. To not — and the way we’ve built the fleet plan called for that. That is, we’ve deferred aircraft deliveries. We’re returning aircraft. And our view is that’s the right thing to do in this environment. Get it to the right size for today. Assume that today’s world is going to be the world going forward.

If indeed we find it to be better than that, which frankly I believe it will be, we’ll have every possible — we’ll have every opportunity to accelerate growth. But we certainly don’t want to be committed to it in this environment.

Larry Taylor: Thanks very much.

Male: Thank you.

Operator: We go next to Shachar Minkove with JP Morgan.

Shachar Minkove: Good morning. Just in the press release you talked about regional jets supporting the — about 239. Can you talk about what — how many you have currently, and what the timeframe is to get to the 239? And just as a follow-up, who you expect — is it safe to assume that we should be thinking about use those Bombardier planes?

Male: OK. I think I heard all that. The regional jets are — there will be a — there’s 160 50-seaters today. That goes down to 140. There’s — when we finish this — 39 70-seaters. And today we have 38 CRJ — we have 38 in the 90-seat category, and assume this goes to 41. And there’s really — the incremental growth in the 70-seaters would be Embraer, and there are no other commitments for — which is small — there are no other commitments for either Bombardier aircraft or Embraer aircraft, so.

Shachar Minkove: OK, great. Thank you.

Operator: We go next to Glenn Engel with Goldman Sachs.

Glenn Engel: Good morning.

Male: Hey Glenn.

Male: Hey Glenn.

Glenn Engel: A couple questions. One is is that US Airways will be shrinking for a while, and it’s usually hard to bring your unit cost down when you’re shrinking. So, are we going to see unit costs go up before they go down at US Airways? And how many people does that mean US Airways is going to have to get rid of?

Male: Yeah, the reason it’s hard for unit costs to go down when you’re shrinking in the airline business is because you have to — because in general you end up not being able to get out of all the costs. That again, is the value of bankruptcy, and indeed, the shrinking will occur before the airline comes out, and not after.

So, the cost structure that it emerges with should actually decline as opposed to increasing as the labor benefits continue to come into place, some of them over time, the productivity benefits in particular. So, we certainly don’t expect to see unit costs increasing at Airways. We expect to see them declining over time.

I’m sorry, what was the second part of the question Glenn?

Glenn Engel: How many people are going to be furloughed as a result of these cuts?

Male: Well, that’s a — I don’t know that we know the answer to that. Well, I know that we don’t know the answer to that right now. I can tell you the following. The two — the two airlines today have about 42,000 employees. Scott’s mentioned that we think we need to pull down capacity something on the order of 10 percent, aircraft down about 15 percent. Certainly we’re not going to fly an airline that has 15 percent fewer airplanes with the same number of employees. So, there certainly will be some reduction in force that needs to take place as the airplanes come out.

The good news is airplanes come out on a reasonably gradual basis over the next 12 months. And, you know, to the — my guess is, by the way, you know, the number of employees that need to be reduced is something in the — in the range of 5,000 jobs. Those jobs, we’re hopeful most of them will happen through attrition over that time. And those that won’t, you know, we’ll have to work with people through furloughs.

But it’s, you know, again, the way — what I — what I think is happening here is we’re - is we’re, you know, saving 37,000 jobs instead of eliminating 5,000, to the extent the 5,000 are eliminated we’re highly hopeful that the majority of that, if not all of it, will happen through attrition.

Glenn Engel: Now so far U.S. Air’s been shrinking now for a while, and rather than, as you would have said, you get rid of your marginal routes, and your (razom) beats the industry, the (razom’s)

actually been underperforming the industry. So, why won’t continued shrinkage make them less relevant and keep pressure on the (razom)?

Male: Well, Airways, while they’ve shrunk some through the bankruptcy process, in February — in January and February had a significant increase in ASMs. I think it’s about seven percent. When they added Fort Lauderdale, they added new service from their east coast strongholds in La Guardia and DCA to OA hubs, and the turned Philadelphia overnight into a continuous operation instead of a hub and spoke, which caused a big increase in capacity. Which is some of the pressure on their unit revenues right now.

Glenn Engel: Is that Fort Lauderdale thing likely to be disbanded then?

Male: They have — the Airways side, independent of this transaction, has already reduced the capacity in Fort Lauderdale.

Glenn Engel: Thank you.

Operator: We go next to Ferase Rammo with Credit Suisse First Boston.

Ferase Rammo: Hi. Got another couple of questions. Are any double ETCs or single ETCs from either airline going to be affected? I mean like are any of their underlying planes going to be affected, or any of the kind of lease rates going to be restructured?

Male: On the double ETCs?

Ferase Rammo: Or single ETCs of either airline?

Male: No, they are not.

Ferase Rammo: OK. And my other question is do you expect at all to eventually phase out over like in a few years to an all airbus, and only airbus fleet?

Male: No. That’s not the expectation at this point in time. But, I mean there are a number of 737-300 aircraft in the America West fleet, and a number of other 737 airplanes and other Boeing aircraft including, you know, 757s in the America West fleet. I mean the merged airline’s going to have something over, you know, something around — right now we have 150 737s.

At some point in time we’ll need to make a replacement decision on those airplanes, but that’s a number of years off. And when that — when that happens, you know, we’ll have a competition, determine at that time.

Ferase Rammo: OK. Thank you.

Male: Thank you.

Operator: We take our next question from Bob McAdoo with Prudential.

Male: Hey Bob.

Bob McAdoo: Hi. A couple quick questions. The changes to the fleet at America West, what are you thinking about in terms of reduction? Sounds like you’re talking about reduction of the America West fleet as well. Is that correct? Did I miss something?

Male: Well, yeah. I mean — and maybe Scott did give this directly. But as part of this, I mean we’re taking some 60 airplanes out, a number of those were already announced at US Airways. About 25 of those I believe they’d already announced were leaving. So, the incremental airplanes that are coming out, about 35 in addition to what had already been announced at Airways.

You know, our view is, again if we’re going to be fair and equitable, and we’re going to start reducing airplanes at the two airlines, the way to be fair is not to have all those come out of US Airways, to have furloughs at US Airways while we continue to hire people at America West. So, we worked with the aircraft lessors, (GCAST) in particular, to have of those 35 incremental airplanes, have 10 of them be US — be America West airplanes. So, we’ll have — we’ll have 10 airplanes leave our fleet over the course of the next 12 months. A gradual basis.

We don’t expect any furloughs to occur at America West, because our attrition rates should manage that. We’ll just slow the hiring. We are currently hiring pilots and flight attendants. We’ll just slow that — we’ll slow the hiring. And we’re hopeful we won’t have any furloughs. But we also don’t — we don’t think it’s fair for us to be, you know, going and hiring new hires while our merger partner is furloughing people. So, again, this is all in the spirit of trying to be as fair and equitable as we possibly can. And so we’ll have 10 airplanes go away.

Bob McAdoo: OK. Of the 25 that you talk about — or the 10 and the 25, what kind of airplanes are those?

Male: They’re about — two-thirds of them are 737s, and the other third are a combination of A310s and A320s.

Bob McAdoo: All right. The other thing, Airways has had a substantial operation of Dash 8s that compete with jets of other airlines on the east coast. What happens to that whole Dash 8 operation? Does it still exist? And what happens to all the — they also have had a whole flock of subsidiaries that they’ve consolidated some of them, but they still have a lot of operations and overhead, and whatever related to subsidiaries at US Airways that ...

Male: Yeah.

Bob McAdoo: What happens out in that part of the ...

Male: The Dash 8 stay in the system, as currently planned. They actually create some fleet flexibility going forward, because those are owned aircraft, or very low lease rate aircraft on short-term leases. Those are aircraft that we could get out of pretty quickly going forward if we want to. They’re also aircraft that are currently profitable and do well today in the system. So, the Dash 8 fleet of some 57 aircraft stays in place.

And then with respect to the subsidiaries, at US Airways that are previously negotiated an option with Republic to sell one of the divisions, MidAtlantic, to Republic/Wexford. That’s something that we currently anticipate doing, although we’re not certain. So, that one would be gone. And US Airways as currently contemplated would still have PSA as a separate subsidiary.

Bob McAdoo: OK. I guess — I guess that answers it. Yeah. OK. All (righty), that’s all I have. Thanks.

Operator: Due to time constraints, that concludes today’s question and answer session. At this time I would like to turn the call back over to senior management for any additional or closing comments.

Male: OK. Well, thank you all for your time. We certainly appreciate it. We understand there are a lot of questions here on everyone’s mind. I would just encourage you to continue to ask questions, and we’ll do our best to answer them. They’re, you know, as this — as this has leaked out over time, I can tell you there has been an extreme amount of misinformation. And hopefully the release yesterday cleared up a good bit of that.

I can tell you — hopefully you guys now see what we knew, which is the speculation that this was somehow going to be under-funded, was completely misguided. And we are extremely happy with the financing on hand. I’m certain — I can tell by the questions there’s now - you have questions, as there should be, and fair to ask about our ability to actually make this be profitable at ((inaudible)). We believe it. The people that have invested believe it, or they wouldn’t be investing.

And the question, you know, I would encourage you to ask is what do they see that others — that for some reason seem to want to comment on this — don’t see? And the fact is, what they have is they have access to the information and the facts, and have signed nondisclosure agreements. All this information will come out over time through the bankruptcy process, and it’ll be public.

We’re happy to share with you, as we have today, what we can, when we can. And I think as we do, you’ll come to the same conclusion we have, which is this is just an outstanding transaction for America West shareholders. An outstanding transaction for US Airways, and we’re building an airline here that’s going to make a real difference in the industry as we move forward. So, thanks for your time.

Operator: That concludes today’s conference call. Thank you for your participation. You may now disconnect.

END

FORWARD-LOOKING STATEMENTS

Certain of the statements contained herein should be considered “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward looking statements may be identified by words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “could,” “should,” and “continue” and similar terms used in connection with statements regarding the companies’ outlook, expected fuel costs, the RASM environment, and the companies’ respective expected 2005 financial performance. Such statements include, but are not limited to, statements about the benefits of the business combination transaction involving America West Holdings Corporation (“America West”) and US Airways Group, Inc. (“US Airways” and, together with America West, the “companies”), including future financial and operating results, the companies’ plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of America West and US Airways’ management and are subject to significant risks and uncertainties that could cause the companies’ actual results and financial position to differ materially from these statements. Such risks and uncertainties include, but are not limited to, the following: the ability of the companies to obtain and maintain any necessary financing for operations and other purposes, whether debtor-in-possession financing, in the case of US Airways, or other financing; the ability of the companies to maintain adequate liquidity; the duration and extent of the current soft economic conditions; the impact of global instability including the continuing impact of the continued military presence in Iraq and Afghanistan and the terrorist attacks of Sept. 11, 2001 and the potential impact of future hostilities, terrorist attacks, infectious disease outbreaks or other global events; changes in prevailing interest rates; the ability to attract and retain qualified personnel; the ability of the companies to attract and retain customers; the cyclical nature of the airline industry; competitive practices in the industry, including significant fare restructuring activities by major airlines; the impact of changes in fuel prices; economic conditions; labor costs; security-related and insurance costs; weather conditions; government legislation and regulation; relations with unionized employees generally and the impact and outcome of the labor negotiations; US Airways ability to continue as a going concern; US Airways’ ability to obtain court approval with respect to motions in the Chapter 11 proceedings prosecuted by it from time to time; the ability of US Airways to develop, prosecute, confirm and consummate one or more plans of reorganization with respect to the Chapter 11 proceedings; risks associated with third parties seeking and obtaining court approval to terminate or shorten the exclusivity period for US Airways to propose and confirm one or more plans of reorganization, to appoint a Chapter 11 trustee or to convert the cases to Chapter 7 cases; the ability of US Airways to obtain and maintain normal terms with vendors and service providers; US Airways’ ability to maintain contracts that are critical to its operations; the potential adverse impact of the Chapter 11 proceedings on US Airways’ liquidity or results of operations; the ability of US Airways to operate pursuant to the terms of its financing facilities (particularly the financial covenants); the ability of US Airways to fund and execute its Transformation Plan during the Chapter 11 proceedings and in the context of a plan of reorganization and thereafter; and other risks and uncertainties listed from time to time in the companies’ repo rts to the SEC. There may be other factors not identified above of which the companies are not currently aware that may affect matters discussed in the forward-looking statements, and may also cause actual results to differ materially from those discussed. The companies assume no obligation to publicly update any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting such estimates other than as required by law. Similarly, these and other factors, including the terms of any reorganization plan of US Airways ultimately confirmed, can affect the value of the US Airways’ various prepetition liabilities, common stock and/or other equity securities. Accordingly, the companies urge that the appropriate caution be exercised with respect to existing and future investments in any of these liabilities and/or securities. Additional factors that may affect the future results of America West and US Airways are set forth in their respective filings with the SEC, which are available at http://www.shareholder.com/americawest/edgar.cfm and http://investor.usairways.com/edgar.cfm, respectively.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed transaction, a registration statement, including a proxy statement of America West Holdings, and other materials will be filed with the Securities and Exchange Commission (the “SEC”). WE URGE INVESTORS TO READ THE REGISTRATION STATEMENT AND PROXY

STATEMENT AND THESE OTHER MATERIALS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors will be able to obtain free copies of the registration statement and proxy statement (when available) as well as other filed documents containing information about US Airways and America West at http://www.sec.gov, the SEC’s website. Free copies of America West’s SEC filings are also available on America West’s website at http://www.shareholder.com/americawest/edgar.cfm, or by request to Investor Relations, America West Holdings Corporation, 111 West Rio Salado Pkwy, Tempe, Arizona 85281. Free copies of US Airways’ SEC filings are also available on US Airways’ website at http://investor.usairways.com/edgar.cfm or by request to Investor Relations, US Airways Group, Inc., 2345 Crystal Drive, Arlington, VA 22224.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there by any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

PARTICIPANTS IN THE SOLICITATION

America West, US Airways and their respective executive officers and directors may be deemed, under SEC rules, to be participants in the solicitation of proxies from America West’s stockholders with respect to the proposed transaction. Information regarding the officers and directors of America West is included in its definitive proxy statement for its 2005 Annual Meeting filed with the SEC on April 15, 2005. Information regarding the officers and directors of US Airways is included in its 2004 Annual Report filed with the SEC on Form 10-K on March 1, 2005. More detailed information regarding the identity of potential participants, and their interests in the solicitation, will be set forth in the registration statement and proxy statement and other materials to be filed with the SEC in connection with the proposed transaction.